

NEWS RELEASE

Orla Mining Amends Credit Facility
Strengthens Financial Flexibility and Lowers Cost of Capital

Vancouver, BC – August 29, 2023 - **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") is pleased to announce that the Company has amended its existing US$150 million credit facility (the "Amended Credit Facility") with its existing syndicate of lenders comprised of The Bank of Nova Scotia, Bank of Montreal, and Canadian Imperial Bank of Commerce. The Amended Credit Facility consists of a US$150 million revolving term facility.

Amended Credit Facility Highlights:

- **Facility size:** US$150 million revolving facility, with the ability to increase the facility to US$200 million, subject to receipt of additional binding commitments and satisfaction of certain conditions precedent. The Amended Credit Facility replaces the Company's existing facility, which consisted of a US$100 million term facility expiring in April 2027 and US$50 million revolving facility expiring in April 2025.

- **Term:** 4-year term, extending the term on the Company's existing revolving facility by two years. Full repayment of the facility is due upon maturity (August 28, 2027).

- **Interest rates**: The interest rate for the Amended Credit Facility will be based on the term SOFR rate, plus an applicable margin ranging from 2.50% to 3.75% based on the Company's leverage ratio at the end of each fiscal quarter. This represents a 25 basis point decrease to the lower end of the range compared to the Company's previous facility. The standby fee for the undrawn portion of the facility has also been lowered from 25% to 22.5% of the applicable margin.

"This refinancing provides Orla with additional flexibility to lower its cost of capital while maintaining liquidity," said Etienne Morin, Chief Financial Officer of Orla. "We would like to thank our syndicate of lenders who have continued to support Orla and have provided us with additional resources and flexibility to execute on our long-term strategy."

The Amended Credit Facility is payable in full at maturity and removes quarterly mandatory repayments required under the previous term facility. The Company has drawn US$113.4 million under the Amended Credit Facility with an applicable margin of 2.50% based on its leverage ratio at closing.



About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico, (2) South Railroad, located in Nevada, United States, and (3) Cerro Quema, located in Los Santos Province, Panama. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 160,000 hectares which contains a large oxide and sulphide mineral resource. Orla also owns 100% of Cerro Quema located in Panama which includes a pre-feasibility-stage, open-pit, heap leach gold project, a copper-gold sulphide resource, and various exploration targets. Orla also owns 100% of the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Etienne Morin
Chief Financial Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
info@orlamining.com

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including statements regarding the Company's ability to execute on its strategy. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements also involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 20, 2023, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.